Himalaya Shipping Ltd. (HSHP) – Delivery of Mount Denali and commencement of charter

Hamilton, Bermuda, April 22, 2024

Himalaya Shipping Ltd. is pleased to announce that it has successfully taken delivery of the tenth of the twelve 210,000 dwt Newcastlemax dual fuel newbuildings the Company has on order from New Times Shipyard. The remaining two vessels are scheduled to be delivered during the month of June.

The vessel ("Mount Denali") has been delivered to a major commodity trading company for an initial charter term until December 31, 2026, with an evergreen structure thereafter, and will earn an index-linked rate, reflecting a significant premium to a standard Capesize vessel. The time charter also includes a profit sharing of any economic benefit derived from operating the vessel´s scrubber or running on LNG, as well as certain rights to convert the time charter to fixed rate based on the prevailing forward freight agreement (FFA) curve from time to time.

"We are proud of the rapid evolvement of the Company. By the end of June we will have a sailing fleet of twelve state of the art vessels representing the youngest and most fuel efficient dry bulk fleet on the water today" says Herman Billung, contracted CEO of Himalaya Shipping.

For further queries, please contact:

Herman Billung, Contracted CEO

Telephone +4791831590